May 20, 2005

via U.S. Mail

Jacob Herskovits
Chief Executive Officer
Cell Power Technologies, Inc.
1428 36th Street, Suite 205
Brooklyn, New York 11218


Re:		Cell Power Technologies, Inc.
			Form SB-2/A filed May 6, 2005
      File No. 333-120573

      Form 10-QSB/A filed May 6, 2005 for the period ended January
31, 2005
      File No. 0-50062

      Response Letter dated May 5, 2005


Dear Mr. Herskovits:

      We have limited our review of the above filings and response letter and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. Consistent with the requirements of Item 310 of Regulation S-T, please ensure that each time an amendment to a filing is filed, that a version, marked to show all changes from the prior version, is also filed on EDGAR. In this regard, we note that no marked versions of the amended 10-QSB or SB-2 were filed on EDGAR. Please file such marked versions on EDGAR.

Form SB-2

2. We note your response to our prior comment 1 and your response to prior comment 6. You sate that "management is currently unable to quantify the impact of material weaknesses on the Company`s result of operations during any of the other reporting periods..." This response suggests that without the necessary information, there continues to be a degree of risk associated with respect to the royalty revenue information recorded. In light of the significance of royalty revenue to your operations, it is not apparent why you would not include a risk factor that addresses the material weakness related to such royalty revenue. Further, the remedial or corrective actions you reference have yet to be fully implemented or tested. Until such corrective actions are in place and working properly, it would appear that a risk factor that addresses the material weakness is warranted. Consequently, we reissue our comment 1.
Form 10-QSB/A for the period ended January 31, 2005

Item 3. Controls and Procedures
3. We have reviewed your response to our prior comment 5 and the revised disclosure in the 10-QSB. We do not agree that you have provided a conclusion regarding the effectiveness of disclosure controls and procedures. You state in your response letter that "management believes that the Company`s disclosure controls and procedures overall are effective" yet the disclosure in the 10-QSB fails to provide a specific conclusion regarding such beliefs. Revise the form 10-QSB to state explicitly whether or not management has concluded that disclosure controls and procedures were
effective
for the period covered by the report.
4. We note your response to comment 6(a).   Please inform us
specifically of whether or not Marcum & Kliegman advised the board of taking specific actions with respect to the reporting of royalty data during the fourth quarter. In what month did the company commence corrective actions to address the deficiency? What corrective actions were instituted if any, at this time, and what were the "difficulties" the Company encountered in trying to institute new procedures with the licensor? In this regard, we refer you to the above comment 2 regarding the need to consider inclusion of a risk factor that addresses the material weakness and, if appropriate, the risk associated with implementation of corrective actions that are in the initial stages of implementation. We may have further comments.
5. We note that in your response to prior comment 6 (d), you state that management does not yet have all the information needed to enable it to quantify the impact of the material weakness during its
"other reporting periods". Which reporting periods are you referring to? In the preceding paragraph (c) of the response, the reporting period referenced was the fiscal year ended October 31, 2004. On a supplemental basis, please inform us of what the "other reporting periods" are for which you have not yet obtained information from the third party provider to discern the impact of the material weaknesses. Further, please inform us of when you expect to receive such information. We may have further comments.
6. Please revise the disclosure to state explicitly, whether there were any, not just "significant", changes to internal control over financial reporting during the quarter ended January 31, 2005.
See
Release 33-8238 at Part II.F.3 for further guidance.

Closing Comments
	As appropriate, please respond to this letter within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	All questions relating to the above should be directed to Mellissa Campbell Duru, at (202) 942-1930, or in her absence, to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.






      Sincerely,

      H. Roger Schwall
							Assistant Director

cc: 	via facsimile
      Stephen Fleming, Esq.
      (212) 930-9725

      M.Duru

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Cell Power Technologies, Inc.
May 20, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE